

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 23, 2021

Enzio Cassinis
Chief Executive Officer and President
Cottonwood Communities, Inc.
245 Brickyard Rd., Suite 250
Salt Lake City, Utah 84106

     Re: Cottonwood Communities, Inc.
          Registration Statement on Form S-4
          Filed April 16, 2021
          File No. 333-255314

Dear Mr. Cassinis:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Ronald (Ron) E. Alper at 202-551-3329 with any questions.

               Sincerely,

               Division of Corporation Finance
               Office of Real Estate & Construction

cc: Laura K. Sirianni